UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January, 2012

Commission File Number     001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 19th January 2012	By	/s/ Sanjay Dongre
Name: Sanjay Dongre
Title: Executive Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit I

Description

Communication dated 19th January 2012 addressed to The New York Stock Exchange, New York, United States of America (USA) intimating about un-audited financial results for the Quarter ended 31st December, 2011 approved by the Board of Directors.

Exhibit I

19th  January 2012

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Re : Unaudited Financial Results for the Quarter ended 31st December 2011

We attach herewith two files containing the unaudited financial results of the Bank for the third quarter ended 31st December 2011 as approved by the Board of Directors at its meeting held today i.e. on 19th January 2012 and a press release issued by the Bank in this regard.

The aforesaid financial results have been submitted to the Stock Exchanges in India as per the listing requirements of those stock exchanges.

This is for your information and record.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Sanjay Dongre

Executive Vice President (Legal) &

Company Secretary

Encl: As Above

HDFC BANK LIMITED

FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2011

( in lacs)

Particulars		Quarter ended 31/12/2011	Quarter ended 30/09/2011	Quarter ended 31/12/2010	Nine months ended 31/12/2011	Nine months ended 31/12/2010	Year ended 31/03/2011
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited*

1	Interest Earned (a)+(b)+(c)+(d)	720264	671770	522996	1989831	1445966	1992821
	a) Interest/discount on advances/bills	541749	499479	395038	1492647	1093408	1508501
	b) Income on Investments	174757	161819	122583	477646	337886	467544
	c) Interest on balances with Reserve Bank of India and other inter bank funds	3459	3294	5171	9237	12944	14808
	d) Others	299	7178	204	10301	1728	1968
2	Other Income	142000	121168	112782	375171	307939	433515
3	A) TOTAL INCOME (1)+(2)	862264	792938	635778	2365002	1753905	2426336
4	Interest Expended	408665	377319	245327	1098985	675600	938508
5	Operating Expenses (i)+(ii)	215796	203039	183182	612298	515455	715292
	i) Employees cost	86742	82310	72505	247151	210269	283604
	ii) Other operating expenses	129054	120729	110677	365147	305186	431688
6	B) TOTAL EXPENDITURE (4)+(5) (excluding Provisions & Contingencies)	624461	580358	428509	1711283	1191055	1653800
7	Operating Profit before Provisions and Contingencies (3)-(6)	237803	212580	207269	653719	562850	772536
8	Provisions (Other than tax) and Contingencies	32924	36605	46587	113895	147537	190671
9	Exceptional Items	—	—	—	—	—	—
10	Profit / (Loss) from ordinary activities before tax (7)-(8)-(9)	204879	175975	160682	539824	415313	581865
11	Tax Expense	61913	56040	51899	168425	134145	189226
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	142966	119935	108783	371399	281168	392639
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net Profit / (Loss) (12)-(13)	142966	119935	108783	371399	281168	392639
15	Paid up equity share capital (Face Value of 2/- each)	46826	46766	46433	46826	46433	46523
16	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)						2491113
17	Analytical Ratios
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	16.3%	16.5%	16.3%	16.3%	16.3%	16.2%
	(iii) Earnings per share ( )
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	6.1	5.1	4.7	15.9	12.2	17.0
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	6.1	5.1	4.6	15.8	12.0	16.8
	(iv) NPA Ratios
	(a) Gross NPAs	202058	189494	178176	202058	178176	169434
	(b) Net NPAs	39796	35525	33067	39796	33067	29641
	(c) % of Gross NPAs to Gross Advances	1.03%	1.00%	1.11%	1.03%	1.11%	1.05%
	(d) % of Net NPAs to Net Advances	0.2%	0.2%	0.2%	0.2%	0.2%	0.2%
	(v) Return on assets (average) - not annualized	0.5%	0.4%	0.4%	1.3%	1.2%	1.6%
18	Non Promoters Shareholding
	(a) Public Shareholding
	- No. of shares	1392441945	1389439055	1372789610	1392441945	1372789610	1377200365
	- Percentage of Shareholding	59.5%	59.4%	59.1%	59.5%	59.1%	59.2%
	(b) Shares underlying Depository Receipts (ADS and GDR)
	- No. of shares	405656975	405656975	405644095	405656975	405644095	405711955
	- Percentage of Shareholding	17.3%	17.4%	17.5%	17.3%	17.5%	17.4%
19	Promoters and Promoter Group Shareholding
	(a) Pledged / Encumbered
	- No. of shares	—	—	—	—	—	—
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	—	—	—	—	—	—
	- Percentage of Shares (as a % of the total share capital of the Company)	—	—	—	—	—	—
	(b) Non - encumbered
	- No. of shares	543216100	543216100	543216100	543216100	543216100	543216100
	- Percentage of Shares (as a % of the total shareholding of promoter and promoter group)	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
	- Percentage of Shares (as a % of the total share capital of the Company)	23.2%	23.2%	23.4%	23.2%	23.4%	23.4%

*	Except for disclosure regarding ‘Non Promoters Shareholding’ and ‘Promoters and Promoter Group Shareholding’ which are unaudited.

Segment information in accordance with the Accounting Standard on Segment Reporting (AS 17) of the operating segments of the Bank is as under:

( in lacs)

Particulars		Quarter ended 31/12/2011	Quarter ended 30/09/2011	Quarter ended 31/12/2010	Nine months ended 31/12/2011	Nine months ended 31/12/2010	Year ended 31/03/2011
		Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	214064	191031	141736	570805	376837	539116
b)	Retail Banking	674718	661461	513051	1941423	1391368	1950503
c)	Wholesale Banking	418358	406905	320714	1179336	847762	1161289
d)	Other banking operations	77159	64979	60694	199662	178030	248369
e)	Unallocated	—	7053	—	9633	—	—
	Total	1384299	1331429	1036195	3900859	2793997	3899277
	Less: Inter Segmental Revenue	522035	538491	400417	1535857	1040092	1472941

	Income from Operations	862264	792938	635778	2365002	1753905	2426336

2	Segment Results
a)	Treasury	19559	3885	(521)	25284	(778)	9612
b)	Retail Banking	87822	95760	75737	261250	211937	301457
c)	Wholesale Banking	87720	67007	78169	232002	189805	242331
d)	Other banking operations	35007	27406	23684	84056	67482	101836
e)	Unallocated	(25229)	(18083)	(16387)	(62768)	(53133)	(73371)

	Total Profit Before Tax	204879	175975	160682	539824	415313	581865

3	Capital Employed (Segment Assets - Segment Liabilities)
a)	Treasury	7421422	7108014	6074053	7421422	6074053	8002273
b)	Retail Banking	(6857667)	(6588198)	(5505434)	(6857667)	(5505434)	(5899586)
c)	Wholesale Banking	2642911	2583495	2294184	2642911	2294184	966039
d)	Other banking operations	623971	564148	446547	623971	446547	479097
e)	Unallocated	(881886)	(870241)	(804388)	(881886)	(804388)	(1010187)

	Total	2948751	2797218	2504962	2948751	2504962	2537636

Business Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organization structure, the internal business reporting system and the guidelines prescribed by RBI.

Geographic Segments

Since the Bank does not have material earnings emanating outside India, the Bank is considered to operate in only the domestic segment.

Notes :

1	Statement of Assets and Liabilities as on December 31, 2011 is given below.

( in lacs)

Particulars	As at 31/12/2011	As at 31/12/2010
CAPITAL AND LIABILITIES
Capital	46826	46433
Reserves and Surplus	2901925	2458529
Employees’ Stock Options (Grants) Outstanding	30	291
Deposits	23250823	19220156
Borrowings	2442626	1343560
Other Liabilities and Provisions	4906444	1913033

Total	33548674	24982002

ASSETS
Cash and balances with Reserve Bank of India	1899372	1599466
Balances with Banks and Money at Call and Short notice	347413	254363
Investments	8021390	6301366
Advances	19430274	15918363
Fixed Assets	217661	213271
Other Assets	3632564	695173

Total	33548674	24982002

2	The above results have been approved by the Board of Directors at its meeting held on January 19, 2012.
3	These results for the quarter and nine months ended December 31, 2011, have been subject to a “Limited Review” by the Statutory Auditors of the Bank. An unqualified report has been issued by them thereon.
4	The shareholders of the Bank at the 17th Annual General Meeting held on July 6, 2011 approved sub-division (split) of one equity share of the Bank from nominal value of 10/- each into five equity shares of nominal value of 2/- each. All shares and per share information in the financial results reflect the effect of sub-division (split) retrospectively.
5	During the quarter and nine months ended December 31, 2011, the Bank allotted 3002890 and 15186600 shares pursuant to the exercise of stock options by certain employees.
6	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.
7	As on December 31, 2011, the total number of branches (including extension counters) and ATM network stood at 2201 branches and 7110 ATMs respectively.
8	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended December 31, 2011:

Opening : Nil; Additions : 553; Disposals : 553; Closing position : Nil.

9	Figures of the previous period have been regrouped / reclassified wherever necessary to conform to current period’s classification.
10	10 lac = 1 million

10 million = 1 crore

Place : Mumbai	Aditya Puri
Date : January 19, 2012	Managing Director

HDFC Bank Limited HDFC Bank House Senapati Bapat Marg Lower Parel, Mumbai 400013

NEWS RELEASE

HDFC BANK LIMITED - FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2011

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) accounts for the quarter and nine months ended December 31, 2011 at its meeting held in Mumbai on Thursday, January 19, 2012. The accounts have been subject to a “Limited Review” by the Statutory Auditors of the Bank.

FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended December 31, 2011

For the quarter ended December 31, 2011, the Bank’s total income was 8,622.6 crores, an increase of 35.6% over 6,357.8 crores, for the quarter ended December 31, 2010. Net revenues (net interest income plus other income) were 4,536.0 crores for the quarter ended December 31, 2011, as against 3,904.5 crores for the corresponding quarter of the previous year. Interest earned (net of loan origination costs and amortization of premia on investments held in the Held to Maturity (HTM) category) increased by 37.7% from 5,230.0 crores in the quarter ended December 31, 2010 to 7,202.6 crores in the quarter ended December 31, 2011. Net interest income (interest earned less interest expended) for the quarter ended December 31, 2011 grew by 12.2% to 3,116.0 crores, driven by asset growth and a net interest margin (NIM) of 4.1% which remained stable on a sequential basis.

Other income (non-interest revenue) for the quarter ended December 31, 2011 increased by 25.9% to 1,420.0 crores, primarily contributed by fees and commissions of 1,127.6 crores, up 19.6% over 942.8 crores during the quarter ended December 31, 2010. The other two components of other income were foreign exchange & derivative revenues of 365.6 crores ( 216.8 crores for the corresponding quarter ended December 31, 2010) and loss on revaluation / sale of investments of 81.8 crores (loss of 30.7 crores for the corresponding quarter of the previous year).

With the ongoing expansion in the bank’s business and extension of the branch distribution network to 341 new cities, operating expenses, for the quarter ended December 31, 2011 were up 17.8% to 2,158.0 crores. The core cost to income ratio was therefore at 46.7% as against 46.5% for the quarter ended December 31, 2010. With stable asset quality, provision and contingences for the quarter ended December 31, 2011 were 329.2 crores (against 465.9 crores for the corresponding quarter ended December 31, 2010), comprising primarily of loan loss provision of 289.3 crores (against 292.9 crores for the corresponding quarter ended December 31, 2010). After providing 619.1 crores for taxes, the Bank earned a Net Profit of 1,429.7 crores, an increase of 31.4% over the corresponding quarter ended December 31, 2010.

Regd. Office : HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013

HDFC Bank Limited HDFC Bank House Senapati Bapat Marg Lower Parel, Mumbai 400013

Balance Sheet: As of December 31, 2011

The Bank’s total balance sheet size increased to 335,487 crores as of December 31, 2011. Total deposits were 232,508 crores, up by 21.0% over December 31, 2010, primarily driven by a 15.2% growth in savings deposits to 70,330 crores. Core CASA deposit adjusted for one-off current account balance of approx 4000 crores was at 47.7% of total deposit as at December 31, 2011. Gross advances grew by 21.9% over December 31, 2010 to 195,788 crores, with the retail loans accounting for 51.3% of total loans.

Nine Months ended December 31, 2011

For the nine months ended December 31, 2011, the Bank earned total income of 23,650.0 crores as against 17,539.1 crores in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the nine months ended December 31, 2011 increased by 1,877.1 crores to 12,660.2 crores. Net Profit for the nine months ended December 31, 2011 was 3,714.0 crores, up by 32.1% over the corresponding nine months ended December 31, 2010.

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as at December 31, 2011 (computed as per Basel 2 guidelines) remained strong at 16.3%, against the regulatory minimum of 9%. Tier-I CAR was 11.2% as of December 31, 2011.

Network:

As of December 31, 2011, the Bank’s distribution network was 2,201 branches and 7,110 ATMs in 1,174 cities as against 1,780 branches and 5,121 ATMs in 833 cities as of December 31, 2010.

Asset Quality:

Portfolio quality as of December 31, 2011 remained healthy with gross non-performing assets (NPAs) at 1.0% of gross advances and net non-performing assets at 0.2% of net advances (as against 1.1% gross NPA and 0.2% net NPA ratios as of December 31, 2010). The Bank’s provisioning policies for specific loan loss provisions remained higher than regulatory requirements. The NPA provision coverage ratio (excluding write-offs, technical or otherwise) was at 80.3% as of December 31, 2011. Total restructured assets were 0.4% of the bank’s gross advances as of December 31, 2011. Of these, restructured advances categorized as standard assets were 0.1% of the Bank’s gross advances.

Regd. Office : HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013

HDFC Bank Limited HDFC Bank House Senapati Bapat Marg Lower Parel, Mumbai 400013

Note:

= Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP.

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our nonperforming loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulation and other regulatory changes in India and other jurisdictions on us, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments, caused by any factor including terrorists attacks in India or elsewhere, anti-terrorist or other attacks by any country, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India; natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally; changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations; changes in competition and the pricing environment in India; and regional or general changes in asset valuations.

Regd. Office : HDFC Bank Limited, HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai 400013